

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Paul Weibel
Chief Financial Officer
5E Advanced Materials, Inc.
19500 State Highway 249, Suite 125
Houston, TX 77070

> **Re: 5E Advanced Materials, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10-12B**
> **Submitted January 19, 2022**
> **CIK No. 0001888654**

Dear Mr. Weibel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted January 19, 2022

Mineral Resource Estimate, page 67

1. We note that you have not disclosed all of the information requested in prior comments 1 and 10, although you have provided disclosures on page 67 of the Form 10 indicating that you have used a 5% cutoff grade, based on a 39 year-old project report prepared by Duval Corporation, and stating that "At this time, based on the assessment performed, the QP believes there are reasonable prospects for economic extraction of the mineral resource."

   We see that the Initial Assessment Report at Exhibit 96.1 has also been revised and includes a corresponding representation on page 19-1, and a few related statements such as "The QP concludes that there are reasonable prospects for economic extraction for the mineral resource estimated and presented in this Initial Assessment," on pages 1-14 and 22-1, and "The QP believes the current cutoff grade is conservative," on page 11-6.

Please clarify whether you and the QP are able to demonstrate that the resource estimates are currently economic, and if this is the case the Form 10 and the Initial Assessment Report should be further revised to specify the modifying factors upon which your determination about the economics has been made, including the current or updated commodity prices, operating costs, and estimated mining and metallurgical recoveries, as previously requested.

However, if you are unable to show that your estimates are based on current economic factors, you would need to remove the resource estimates from both the filing and Initial Assessment Report. See Items 1302(d)(2) and Item 601(b)(96)(iii)(B)(11)(ii) & (iii) of Regulation S-K.

Exhibits

2. We note your response to prior comment 6, including your revised disclosure at page 50 stating that the exclusive forum provision in your Bylaws will not apply to any actions brought under the Exchange Act. Please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

3. Please file as exhibits any written compensatory arrangements with your directors, or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

General

4. We note your response to prior comment 13. We continue to consider your response and may have additional comments.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Craig A. Roeder